                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                               (Amendment No. 1)

                       INDUSTRIAL SCIENTIFIC CORPORATION

                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  45631G-10-6
                                (CUSIP Number)

          Robert K. Morris                               James J. Barnes
     Reed, Smith, Shaw & McClay                      Buchanan Ingersoll P.C.
          435 Sixth Avenue                        One Oxford Centre, 20th Floor
        Pittsburgh, PA 15219                             301 Grant Street
            412/288-3126                               Pittsburgh, PA 15219
                                                           412/562-1415

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 23, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Kent D. McElhattan
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      SSN: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,434,280*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,434,280*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,434,280 Shares*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      74.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

*Includes 126,340 shares held by various family trusts, 14,400 shares held by a charitable foundation, 2,000 shares held by Kent D. McElhattan's wife, 1,000 shares issuable upon the exercise of stock options held by Kenton E. McElhattan and 1,940 shares issuable upon the exercise of stock options held by Kent D. McElhattan, as to which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of shares of Common Stock held by each other Reporting Person.

      Kenton E. McElhattan
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      SSN: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,434,280*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,434,280*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,434,280 shares*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      74.2%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

*Includes 126,340 shares held by various family trusts, 14,400 shares held by a charitable foundation, 2,000 shares held by Kent D. McElhattan's wife, 1,000 shares issuable upon the exercise of stock options held by Kenton E. McElhattan and 1,940 shares issuable upon the exercise of stock options held by Kent D. McElhattan, as to which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of shares of Common Stock held by each other Reporting Person.

      Florence L. McElhattan
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      SSN: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,434,280*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,434,280*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,434,280 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      74.2%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

*Includes 126,340 shares held by various family trusts, 14,400 shares held by a charitable foundation, 2,000 shares held by Kent D. McElhattan's wife, 1,000 shares issuable upon the exercise of stock options held by Kenton E. McElhattan and 1,940 shares issuable upon the exercise of stock options held by Kent D. McElhattan, as to which the Reporting Person disclaims beneficial ownership.
The Reporting Person also disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                 Statement of

                              Kent D. McElhattan,

                             Kenton E. McElhattan

                                      and

                            Florence L. McElhattan

                           Pursuant to Section 13(d)

                    of the Securities Exchange Act of 1934

                                 in respect of

                       INDUSTRIAL SCIENTIFIC CORPORATION

     This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of Kent D. McElhattan, Kenton E. McElhattan and Florence L. McElhattan (each, a "Reporting Person" and collectively, the "Reporting Group") relating to the common stock, par value $.01 per share (the "Common Stock"), of Industrial Scientific Corporation, a Pennsylvania corporation (the "Company").

     This Amendment is being filed in connection with Acquisition's execution of a financing commitment letter, dated as of March 4, 1999, to ISC Acquisition Corporation, a Pennsylvania Corporation which is wholly owned by the Reporting Group ("Acquisition"), from PNC Bank, National Association, which financing commitment letter is further described in Item 3, and certain changes in the calculation of beneficial ownership of Common Stock by the Reporting Group. The changes in the calculation of beneficial ownership are to correct errors in the
Schedule 13D and are not the result of any disposition of Common Stock by the Reporting Group.

     Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the final two paragraphs and by adding the following at the end thereof:

     The Reporting Persons have calculated that, assuming there are no Dissenting Shares, approximately $24.6 million will be required to pay the aggregate Merger Consideration due to shareholders and option holders of the Company at the closing of the Merger. In addition, it is anticipated that an aggregate of approximately $400,000 will be required to pay all other expenses and costs of the Reporting Group and Acquisition relating to the transactions.

     Pursuant to a financing commitment letter (the "Commitment"), dated as of March 4, 1999, to Acquisition from PNC Bank, National Association ("PNC"), PNC has agreed to provide a $10,000,000 Reducing Revolving Credit Facility (the "Credit Facility") and a $17,000,000 90-day Note (the "Note") to Acquisition, in each case subject to the terms and conditions of the Commitment (the "Financing"). The proceeds of the Financing may be used to acquire all of the outstanding shares of Common Stock not owned or controlled by the Reporting Group for an amount not to exceed $28.50 per share plus transaction expenses. Following the consummation of the Merger, the Company as the surviving corporation (the "Surviving Corporation") will assume all outstanding obligations pursuant to the Financing and become the debtor.

     The Commitment is conditional, among other things, upon: (i) there being no material adverse change in the business, assets, operations, financial condition or business prospects of Acquisition and/or the Company, (ii) the accuracy of all representations and warranties provided by the Company and/or Acquisition, compliance with all covenants made by the Company and/or Acquisition and the absence of any event of default or potential event of default, and (iii) the satisfaction of conditions to be set forth in the definitive documentation relating to the Financing. The agreements relating to the Financing will contain customary representations and warranties and events of default.

     No final decisions have been made concerning the method the Surviving Corporation will use to refinance or repay the indebtedness incurred by Acquisition under the Financing. Such decisions will be based upon the Surviving Corporation's review from time to time of the advisability of particular actions, including the availability of cash flow generated by the Company, prevailing interest rates, market conditions and other financial and economic conditions. It is, however, anticipated that the Note will be paid in full on or before maturation by the Surviving Corporation from working capital. Furthermore, it is currently expected that the Credit Facility will be repaid by the Surviving Corporation over time with cash flow from operations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first paragraph and adding the following at the beginning thereof:

     (a) - (b) The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1998 reports that as of December 14, 1998, there were outstanding 3,280,137 shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,434,280 shares of Common Stock, or approximately 74.2% of the shares of Common Stock deemed outstanding. Of these shares, (i) Kent D. McElhattan is the record holder of 869,640 shares of Common Stock and beneficially owns 1,014,320 shares of Common Stock (which includes shares held by: Kent D. McElhattan's wife, various family trusts, shares held in a family foundation and shares held for the benefit of Kent D. McElhattan in the Company's Profit Sharing Plan), (ii) Kenton E. McElhattan is the record holder of 668,960 shares of Common Stock and beneficially owns 1,434,360 shares of Common Stock (which includes shares held by Florence L. McElhattan and shares held in a family foundation), and (iii) Florence L. McElhattan is the record holder of 750,000 shares of Common Stock and beneficially owns 1,434,360 shares of Common Stock (which includes shares held directly by Kenton E. McElhattan and shares held in a family foundation). The shares of Common Stock beneficially owned by Kent
D. McElhattan constitute approximately 30.9% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Kenton E. McElhattan constitute approximately 43.7% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Florence L. McElhattan constitute 43.7% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the 126,340 shares held by various family trusts, 14,400 shares held by a charitable foundation and 2,000 shares held by Kent D. McElhattan's wife. Each member of the Reporting Group also disclaims beneficial ownership of shares of Common Stock held by other members of the Reporting Group.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

3. Financing Commitment Letter from PNC Bank, National Association, to ISC Acquisition, dated as of March 4, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 1999                               /s/ Kent D. McElhattan
                                                   ----------------------
                                                   Kent D. McElhattan



                                                   /s/ Kenton E. McElhattan
                                                   ------------------------
                                                   Kenton E. McElhattan



                                                   /s/ Florence L. McElhattan
                                                   --------------------------
                                                   Florence L. McElhattan

                                 EXHIBIT INDEX


EX-99. Financing Commitment Letter from PNC Bank, National Association, to ISC Acquisition Corporation, dated as of March 4, 1999

                                       11